Dragon Acquisition Corporation

c/o Nautilus Global Partners

700 Gemini, Suite 100, Houston, TX 77056

January 28, 2009

VIA EDGAR

United States Securities

  & Exchange Commission

100 F Street N.E.

Washington, D.C.  20549-7010

Attention:  Tia Jenkins

Re:

Dragon Acquisition Corporation

Form 10-K/A for Fiscal Year Ended

December 31, 2007

Filed January 9, 2009

File No. 000-52132

Dear Ms. Jenkins,

This is in reply to your letter of comment dated January 16, 2009 (the “Comment Letter”), regarding Dragon Acquisition Corporation’s (the “Company”) Form 10-K/A (Amendment No. 1) amending the Company’s Form 10-K for the period ended December 31, 2007 (the “Form 10-K”).  In response to your comments, the Company is filing a second amendment to its Form 10-K on Form 10-K/A (Amendment No. 2) (the “Form 10-K/A Amendment No. 2”) which further revises Item 9A(T).

The paragraph numbers below correspond to the numbered paragraphs in your Comment Letter and the page references are the same as set forth in your Comment Letter.  The page references in our responses refer to the page number of the Form 10-K/A Amendment No. 2.  We do not repeat your comments but will try to respond to your expressed concerns.

Form 10-K/A for the Period Ended December 31, 2007

Item 9A(T). Controls and Procedures

Managements Report on Internal Control over Financial Reporting, page 1.

Comment No. 1.  The Company has revised this section to include a statement identifying the framework used by management to evaluate the effectiveness of the Company’s internal control over financial reporting in accordance with Item 308(T)(a)(2) of Regulation S-K. Please see page 1 of the Form 10-K/A Amendment No. 2.

United States Securities

  & Exchange Commission

January 28, 2009

Section 302 Certifications

Comment No. 2.  The Company has revised the Section 302 certification to comply with the language required by Item 601(31) of Regulation S-K.  Please see exhibit 31.1 to the Form 10-K/A Amendment No. 2.

In connection with the filing of the Form 10-K/A Amendment No. 2, the Company acknowledges the following:

(a)

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b)

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

(b)

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further comments or questions, please do not hesitate to contact our counsel, either Lawrence Nusbaum or Andrew Russell of Gusrae, Kaplan, Bruno & Nusbaum, PLLC at 212-269-1400 or you may contact them via e-mail at lnusbaum@gkblaw.com or arussell@gkblaw.com, respectively, if you have further comments or desire any further information.

Very truly yours,

Dragon Acquisition Corporation

By: /s/ Joe Rozelle
Joe Rozelle, Chief Financial Officer

cc:

William J. Kearns

Brian Bhandari